Boustead Securities, LLC

6 Venture, Suite 265

Irvine, CA 92618

November 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Charli Gibbs-Tabler
Matthew Crispino

Re:	Signing Day Sports, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-271951 (the “Registration Statement”)

Dear Ms. Gibbs-Tabler and Mr. Crispino:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), we hereby join the Company’s request for acceleration of the above- referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time on Monday, November 13, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated October 24, 2023 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as the representative of the several underwriters, represents that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please contact Craig D. Linder, Esq. of Anthony L.G., PLLC, counsel of the representative of the underwriters, at 561-514-0936 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

As representative of the underwriters

Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	Chief Executive Officer